UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Hammerhead Energy Inc.
(Name of Issuer)

Class A Common Shares, without par value
(Title of Class of Securities)

408302107
(CUSIP Number)

Brian Cohen 1901 Partners Management, LP 1 Village Plaza, Suite 103 Kings Park, NY 11754 (646) 961-3014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 408302107	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON 1901 Lux Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,036,020
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,036,020
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,036,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 408302107	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON 1901 Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,036,020
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,036,020
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,036,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 408302107	SCHEDULE 13D	Page 4 of 7

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Shares, without par value (the “Common Shares”), of Hammerhead Energy Inc., an Alberta corporation (the “Issuer”). The principal executive offices of the Issuer is Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue SW, Calgary, Alberta, T2P 1G1.

Item 2.	Identity and Background.

(a)(c)(f)	This statement is being filed by 1901 Lux Holdings, LP, a Delaware limited partnership (“1901 Lux Holdings”) and 1901 Partners GP, LLC, a Delaware limited liability company (“1901 Partners GP”), the general partner of 1901 Lux Holdings (together, the “Reporting Persons”). The managing members of 1901 Partners GP are Bryan Begley, Daniel Penrod and Neil Wallack (the “Managers”).

(b)	The address of the principal office and principal business of each of the Reporting Persons is 1 Village Plaza, Suite 103, Kings Park, NY 11754.

(d)	During the past five years, none of the Reporting Persons and none of the Managers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons and none of the Managers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 23, 2023, Hammerhead Resources Inc. (“Hammerhead Resources”) announced the completion of its business combination the (“Business Combination”) with Decarbonization Plus Acquisition Corporation IV (“DCRD”). The combined company is the Issuer and is named Hammerhead Energy Inc. (“Hammerhead”). In connection with the consummation of the Business Combination, ZAM Ventures Luxembourg II S.A.R.L. (“ZAM”), an affiliate of the Reporting Persons, received 7,036,020 Common Shares in exchange for securities of Hammerhead Resources held by it prior to the Business Combination. Promptly following the closing of the Business Combination, ZAM distributed the Common Shares, received in the Business Combination indirectly via another affiliate and permitted transferee, to 1901 Lux Holdings.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.

Bryan Begley, a Manager, is a member of the Issuer’s board of directors.

CUSIP No. 408302107	SCHEDULE 13D	Page 5 of 7

The Reporting Persons have acquired the securities reported in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. As such, the Reporting Persons may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position. The Reporting Persons may, from time to time, make additional purchases of Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions, depending upon their evaluation of the Issuer’s business, prospects, financial condition and results of operations, the market for the Common Shares or other securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Shares. Any actions the Reporting Persons might undertake may be made at any time, and from time to time, without prior notice, and will be dependent upon their review of numerous factors, including but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations and other factors.

Consistent with the Reporting Persons’ investment purposes, the Reporting Persons  engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Board and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)(b)	See rows 7, 8, 9, 10, 11 and 13 of the cover sheet for each of the Reporting Persons. Percentage beneficial ownership is based on 90,778,275 Common Shares outstanding as of February 23, 2023, as reported by the Issuer in its Form 20-F filed on March 1, 2023.
(c)	Other than the completion of the Business Combination, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)(e)	Not applicable.

CUSIP No. 408302107	SCHEDULE 13D	Page 6 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Business Combination, certain existing shareholders of Hammerhead, including the Reporting Persons, became bound by a Lock-Up Agreement with the Issuer pursuant to which they will agree, subject to certain customary exceptions, not to (i) effect any sale of, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any securities of the Issuer, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Issuer, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) make any public announcement of any intention to effect any transaction specified in clause (i) or (ii) until the earlier of (a) six months after the closing of the Business Combination or (b) the date that the last sale price of the Common Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement
99.2	Form of Lock-up Agreement, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

CUSIP No. 408302107	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2023

1901 Lux Holdings, LP

By: 1901 Partners GP, LLC, as general partner

By:	/s/ Brian Cohen
	Name:	Brian Cohen
	Title:	Chief Financial Officer

1901 Partners GP, LLC

By:	/s/ Brian Cohen
	Name:	Brian Cohen
	Title:	Chief Financial Officer

EXHIBIT 99.1

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to, and in accordance with, the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: March 6, 2023

1901 Lux Holdings, LP

By: 1901 Partners GP, LLC, as general partner

By:	/s/ Brian Cohen
	Name:	Brian Cohen
	Title:	Chief Financial Officer

1901 Partners GP, LLC

By:	/s/ Brian Cohen
	Name:	Brian Cohen
	Title:	Chief Financial Officer